July 16, 2024

Xiao Jian Wang
Chief Executive Officer
GD Culture Group Limited
22F - 810 Seventh Avenue
New York, NY 10019

       Re: GD Culture Group Limited
           Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-37513
Dear Xiao Jian Wang:

       We have reviewed your July 8, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Amendment No. 1 to Form 10-K filed July 8, 2024
Overview, page 1

1. We note your disclosure that you "have received all requisite permissions or approvals and no permissions or approvals have been denied," yet you do not list each permission or approval that you are required to obtain. Please revise to include such disclosure.
Item 1. Business
Summary of Financial Position and Cash Flows of GD Culture Group Limited, its subsidiaries and the VIEs, page 7

2. We note your response to prior comment 4, and reissue the comment in part. The schedule does not disaggregate the cash flows for the years ended December 31, 2022 and 2023.
       Also, your schedule does not have a separate column to disaggregate the WFOEs that are the primary beneficiary of the VIEs. Lastly, your schedule does not disaggregate intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. Please revise accordingly.
 July 16, 2024
Page 2

3. The net loss in the year ended December 31, 2022 condensed results of operations does not agree with the audited results of operations. Please revise for consistency.
Recent Regulatory Developments, page 9

4. We note your response to comment 5 and reissue in part. While you respond that the definition of the PRC has been revise to include Hong Kong, the definition of the PRC in your annual report still excludes Hong Kong. Please revise accordingly. Asset Transfer between our Company and our Subsidiaries, page 11

5. We note your revised disclosure pursuant to comment 6 and reissue in part. Please revise to provide a description of how cash is transferred through your organization. While we note that you do not currently have VIE agreements, a VIE structure was used during this reporting period. As such, please disclose your intentions to distribute, or disclose if you have distributed, earnings or settled amounts owed under the VIE agreements. If you do not have intentions to or have not, please affirmatively state so. In addition, state whether or not there were any cash transfers to or from the VIEs during the reporting period. In this regard, your disclosure only speaks to GDC and its subsidiaries.
        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Taylor Beech at 202-551-4515 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jason Ye